UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Tuesday, 8 November 2005

SYDNEY, Australia—Pharmaxis Ltd announced today the pricing of an underwritten public offering of 1,300,000 American Depositary Shares (“ADSs”) at a price of US$24.16 per ADS. Each ADS represents 15 ordinary shares in Pharmaxis. CIBC World Markets Corp. acted as sole book-running manager of the offering. JMP Securities LLC served as co-manager of this offering. Selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 195,000 ADSs. The offering is scheduled to close on 10 November, 2005.

Pharmaxis also announced that it will place 19,900,000 ordinary shares in a placement to Australian and other non U.S. institutional, sophisticated and professional investors at a price of A$2.20 per ordinary share. This price represents the price per ADS in the U.S. offering divided by 15. Wilson HTM served as placement agent for the Australian Placement. Pharmaxis increased the Australian placement from the 17,500,000 shares initially planned to 19,900,000. The placement is scheduled to close on 11 November, 2005.

The net proceeds from both offerings after underwriting discounts and placement fees and estimated expenses are approximately US$58.6 million or A$80.0 million. Pharmaxis plans to use the net proceeds from both offerings for the further development of Aridol and Bronchitol and commercialization of Aridol, pre-clinical development of the Company’s product pipeline and further expansion of its manufacturing facilities. Pharmaxis plans to use any remaining net proceeds to accelerate the commercialization and investigate additional indications for Bronchitol, for working capital and for general corporate purposes.

This media release provides the information necessary for Pharmaxis ordinary shares to be released from the trading halt on the Australian Stock Exchange that commenced on 7 November 2005.

The underwritten U.S. public offering is made only by means of a prospectus. Copies of the prospectus relating to the offering may be obtained from CIBC World Markets Corp., by e-mail at useprospectus@us.cibc.com or by fax at +1 (212) 667-6136 or from the Pharmaxis website (www.pharmaxis.com.au).

This media release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a General Practitioner (GP). Yet GPs currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma.

The innovative Aridol lung function test, developed by Australian researchers and Pharmaxis Ltd, will help doctors more accurately determine the severity of a patient’s disease and allow prescription of the right amount of medication.

The simple 15 minute test uses a patented formulation of mannitol processed into a respirable powder. The test requires the patient to inhale increasing doses of Aridol, which cause the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. People without airway inflammation do not respond to an Aridol challenge test.

Doctors can use the results of this test to measure the severity of a patient’s asthma and the medication and dose required to bring it under control.

About Bronchitol

Pharmaxis Ltd is developing Bronchitol for the management of chronic obstructive lung diseases including cystic fibrosis, bronchiectasis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol administered in a convenient hand-held, pocket-sized inhaler. Its formulation as a respirable dry powder helps restore normal lung clearance mechanisms.

Clinical studies have shown Bronchitol to be effective and well tolerated in stimulating mucus hydration and clearance in people with chronic obstructive lung diseases. In particular, Bronchitol has been shown to increase mucus clearance from the lungs, improve lung function and signifcantly improve quality of life for people with both cystic fibrosis and bronchiectasis.

Longer term clinical studies involving Bronchitol in chronic obstructive lung diseases are underway. These studies aim to demonstrate an improvement in the quality of life, a reduction in the number of bacterial infections and the need for physiotherapy and hospitalisation; an improvement in oxygen delivery from the lungs, exercise capacity and the quality of sleep; and an overall improvement in lung function.

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the use of proceeds from the offering. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. Our actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, factors and risks disclosed from time to time in reports filed with the Securities and Exchange Commission, including our Registration Statement on Form F-1.

SOURCE: Pharmaxis Ltd.

8 November 2005

CONTACT: Alan Robertson, Chief Executive Officer, +61-2-9454-7200, or fax, +61-2-9451-3622

Web site: http://www.pharmaxis.com.au

RELEASED THROUGH:

United States: Brandon Lewis, Trout Group, +1-212-477-9007; Email: blewis@troutgroup.com

Australia: Ashley Rambukwella, Financial & Corporate Relations Pty. Limited, +61-2-8264 1004 or +61-407-231-282;

Email: a.rambukwella@fcr.com.au

Pharmaxis Ltd ABN 75 082 811 630	Unit 2, 10 Rodborough Road Frenchs Forest NSW 2086 Australia	T 02 9454 7200 F 02 9451 3622 www.pharmaxis.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date: November 8, 2005	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer